United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release
Signature Page

CVRD receives Standard & Poor’s investment grade rating
Rio de Janeiro, October 10, 2005 — Companhia Vale do Rio Doce (CVRD) informs that Standard & Poor’s Ratings Services (S&P), one of the largest and most prestigious rating agencies in the world, assigned today its ‘BBB’ local and foreign currency corporate credit ratings to CVRD. According to S&P’s rating scale, BBB qualifies the Company as a moderate credit risk issuer, without speculative elements, corresponding to investment grade. This is the first time that S&P awards to a Brazilian company a rating superior to the country sovereign rating.
According to S&P, these ratings reflect the Company’s solid business profile, sustained primarily by a low-cost base and leading global position in the steady iron ore market, a robust financial profile with moderate debt levels relative to cash generation, and favorable revenues and EBITDA growth prospects coming from the Company’s diversification strategy.
Roger Agnelli, CVRD’s CEO, said “We see this event with satisfaction since it reinforces the recognition of right strategic guidelines, the prudence on the business execution, and the long-term investments focused on shareholder value creation. At CVRD we are all very happy with this accomplishment.”
S&P is the third rating agency to assign a investment grade rating to CVRD, consolidating the market perception of CVRD’s credit quality.
CVRD’s investment grade rating is the result of a continuous effort to implement a long-term strategy focused on value creation, responsible for the Company’s strong cash generation and supported by excellence in financial management, which is aimed at minimizing risks and strengthening its capacity to meet financial obligations.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 11, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations